HYDRO ONE INC.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (unaudited)
For the three and nine months ended September 30, 2017 and 2016

	Three months ended September 30		Nine months ended September 30
(millions of Canadian dollars, except per share amounts)	2017	2016	2017	2016
Revenues
Distribution (includes related party revenues of $69 (2016 – $39) and $209 (2016 – $120) for the three and nine months ended September 30, respectively) (Note 20)	1,040	1,249	3,317	3,687
Transmission (includes related party revenues of $391 (2016 – $435) and $1,127 (2016 – $1,187) for the three and nine months ended September 30, respectively) (Note 20)	471	444	1,201	1,211
	1,511	1,693	4,518	4,898

Costs
Purchased power (includes related party costs of $278 (2016 – $461) and $1,177 (2016 – $1,510) for the three and nine months ended September 30, respectively) (Note 20)	675	870	2,213	2,569
Operation, maintenance and administration (Note 20)	252	258	784	760
Depreciation and amortization (Note 4)	207	189	597	568
	1,134	1,317	3,594	3,897

Income before financing charges and income taxes	377	376	924	1,001
Financing charges	104	98	310	291

Income before income taxes	273	278	614	710
Income taxes (Note 5)	31	43	79	107
Net income	242	235	535	603

Other comprehensive income	—	—	1	—
Comprehensive income	242	235	536	603

Net income attributable to:
Noncontrolling interest	1	2	4	4
Common shareholder	241	233	531	599
	242	235	535	603

Comprehensive income attributable to:
Noncontrolling interest	1	2	4	4
Common shareholder	241	233	532	599
	242	235	536	603

Earnings per common share (Note 18)
Basic	$1,694	$1,638	$3,733	$4,211
Diluted	$1,694	$1,638	$3,733	$4,211

Dividends per common share declared (Note 17)	$35	—	$77	$14

See accompanying notes to Condensed Interim Consolidated Financial Statements (unaudited).

1

HYDRO ONE INC.
CONDENSED INTERIM CONSOLIDATED BALANCE SHEETS (unaudited)
At September 30, 2017 and December 31, 2016

(millions of Canadian dollars)	September 30, 2017	December 31, 2016
Assets
Current assets:
Cash and cash equivalents	90	48
Accounts receivable (Note 6)	587	833
Due from related parties	447	224
Other current assets (Note 7)	116	97
	1,240	1,202

Property, plant and equipment (Note 8)	19,659	19,068
Other long-term assets:
Regulatory assets	3,147	3,145
Deferred income tax assets	1,019	1,213
Intangible assets (net of accumulated amortization – $357; 2016 – $330)	359	349
Goodwill	327	327
Other assets	6	6
	4,858	5,040
Total assets	25,757	25,310

Liabilities
Current liabilities:
Short-term notes payable (Note 12)	894	469
Long-term debt payable within one year (Notes 12, 13)	602	602
Accounts payable and other current liabilities (Note 10)	939	933
Due to related parties	170	253
	2,605	2,257

Long-term liabilities:
Long-term debt (includes $541 measured at fair value; 2016 – $548) (Notes 12, 13)	10,067	10,078
Regulatory liabilities	127	209
Deferred income tax liabilities	65	60
Other long-term liabilities (Note 11)	2,836	2,765
	13,095	13,112
Total liabilities	15,700	15,369

Contingencies and Commitments (Notes 22, 23)
Subsequent Events (Notes 9, 25)

Noncontrolling interest subject to redemption	22	22

Equity
Common shares (Note 16)	4,986	5,391
Retained earnings	5,007	4,487
Accumulated other comprehensive loss	(8)	(9)
Hydro One shareholder’s equity	9,985	9,869

Noncontrolling interest	50	50
Total equity	10,035	9,919
	25,757	25,310

See accompanying notes to Condensed Interim Consolidated Financial Statements (unaudited).

2

HYDRO ONE INC.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (unaudited)
For the nine months ended September 30, 2017 and 2016

Nine months ended September 30, 2017	Common Shares	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Hydro One Shareholder's Equity	Non-controlling Interest	Total Equity
(millions of Canadian dollars)
January 1, 2017	5,391	4,487	(9)	9,869	50	9,919
Net income	—	531	—	531	3	534
Other comprehensive income	—	—	1	1	—	1
Distributions to noncontrolling interest	—	—	—	—	(3)	(3)
Dividends on common shares	—	(11)	—	(11)	—	(11)
Return of stated capital	(405)	—	—	(405)	—	(405)
September 30, 2017	4,986	5,007	(8)	9,985	50	10,035

Nine months ended September 30, 2016	Common Shares	Retained Earnings	Accumulated Other Comprehensive Loss	Hydro One Shareholder's Equity	Non-controlling Interest	Total Equity
(millions of Canadian dollars)
January 1, 2016	6,000	3,759	(9)	9,750	52	9,802
Net income	—	599	—	599	3	602
Distributions to noncontrolling interest	—	—	—	—	(5)	(5)
Dividends on common shares	—	(2)	—	(2)	—	(2)
Return of stated capital	(480)	—	—	(480)	—	(480)
September 30, 2016	5,520	4,356	(9)	9,867	50	9,917

See accompanying notes to Condensed Interim Consolidated Financial Statements (unaudited).

3

HYDRO ONE INC.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS (unaudited)
For the three and nine months ended September 30, 2017 and 2016

	Three months ended September 30		Nine months ended September 30
(millions of Canadian dollars)	2017	2016	2017	2016
Operating activities
Net income	242	235	535	603
Environmental expenditures	(7)	(5)	(19)	(15)
Adjustments for non-cash items:
Depreciation and amortization (excluding asset removal costs)	185	168	531	500
Regulatory assets and liabilities	(32)	(6)	92	(28)
Deferred income taxes	25	33	62	90
Other	—	6	1	6
Changes in non-cash balances related to operations (Note 21)	19	104	(45)	31
Net cash from operating activities	432	535	1,157	1,187

Financing activities
Long-term debt issued	—	—	—	1,350
Long-term debt repaid	—	—	(1)	(450)
Short-term notes issued	1,232	940	2,810	2,435
Short-term notes repaid	(1,053)	(770)	(2,385)	(2,808)
Return of stated capital	(129)	(129)	(405)	(480)
Dividends paid	(5)	—	(11)	(2)
Distributions paid to noncontrolling interest	(1)	(3)	(4)	(7)
Change in bank indebtedness	(13)	(34)	—	0
Other	—	—	—	(6)
Net cash from financing activities	31	4	4	32

Investing activities
Capital expenditures (Note 21)
Property, plant and equipment	(356)	(397)	(1,063)	(1,152)
Intangible assets	(24)	(15)	(57)	(43)
Acquisitions	—	(3)	—	(3)
Capital contributions received	—	—	9	15
Other	—	3	(8)	3
Net cash used in investing activities	(380)	(412)	(1,119)	(1,180)

Net change in cash and cash equivalents	83	127	42	39
Cash and cash equivalents, beginning of period	7	1	48	89
Cash and cash equivalents, end of period	90	128	90	128

See accompanying notes to Condensed Interim Consolidated Financial Statements (unaudited).

4

HYDRO ONE INC.
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
For the three and nine months ended September 30, 2017 and 2016

1.    DESCRIPTION OF THE BUSINESS

Hydro One Inc. (Hydro One or the Company) was incorporated on December 1, 1998, under the Business Corporations Act (Ontario) and is wholly owned by Hydro One Limited. The principal businesses of Hydro One are the transmission and distribution of electricity to customers within Ontario.

Earnings for interim periods may not be indicative of results for the year due to the impact of seasonal weather conditions on customer demand and market pricing.

2.    SIGNIFICANT ACCOUNTING POLICIES

Basis of Consolidation

These unaudited condensed interim Consolidated Financial Statements (Consolidated Financial Statements) include the accounts of the Company and its subsidiaries. Intercompany transactions and balances have been eliminated.

Basis of Accounting

These Consolidated Financial Statements are prepared and presented in accordance with United States (US) Generally Accepted Accounting Principles (GAAP) for interim financial statements and in Canadian dollars.

The accounting policies applied are consistent with those outlined in Hydro One’s annual audited consolidated financial statements for the year ended December 31, 2016. These Consolidated Financial Statements reflect adjustments, that are, in the opinion of management, necessary to reflect fairly the financial position and results of operations for the respective periods. These Consolidated Financial Statements do not include all disclosures required in the annual financial statements and should be read in conjunction with the 2016 annual audited consolidated financial statements.

3.    NEW ACCOUNTING PRONOUNCEMENTS

The following table presents Accounting Standards Updates (ASUs) issued by the Financial Accounting Standards Board that are applicable to Hydro One:

Recently Issued Accounting Guidance Not Yet Adopted

ASU	Date issued	Description	Effective date	Anticipated impact on Hydro One
2017-12	August 2017
Amendments will better align an entity’s risk management activities and financial reporting for hedging relationships through changes to both the designation and measurement guidance for qualifying hedging relationships and the presentation of hedge results.
			January 1, 2019	Under assessment
2017-09	May 2017	Changes to the terms or conditions of a share-based payment award will require an entity to apply modified accounting unless the modified award meets all conditions stipulated in this ASU.	January 1, 2018	Under assessment
2017-07	March 2017
Service cost components of net benefit cost associated with defined benefit plans are required to be reported in the same line as other compensation costs arising from services rendered by the Company’s employees. All other components of net benefit cost are to be presented in the income statement separately from the service cost component. Only the service cost component is eligible for capitalization where applicable.
			January 1, 2018	Under assessment
2014-09 2015-14 2016-08 2016-10 2016-12 2016-20 2017-05 2017-10 2017-13	May 2014 – September 2017
ASU 2014-09 was issued in May 2014 and provides guidance on revenue recognition relating to the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods and services. ASU 2015-14 deferred the effective date of ASU 2014-09 by one year. Additional ASUs were issued in 2016 and 2017 that simplify transition and provide clarity on certain aspects of the new standard.
January 1, 2018
Hydro One has completed the review of its regulated distribution and transmission revenue streams and has concluded that there will be no significant impact to these revenue streams upon adoption. The Company continues its assessment of all other revenue streams and expects to be completed during the fourth quarter of 2017. The Company is on track for implementation of this standard by the effective date.

5

HYDRO ONE INC.
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited) (continued)
For the three and nine months ended September 30, 2017 and 2016

ASU	Date issued	Description	Effective date	Anticipated impact on Hydro One
2016-02	February 2016
Lessees are required to recognize the rights and obligations resulting from operating leases as assets (right to use the underlying asset for the term of the lease) and liabilities (obligation to make future lease payments) on the balance sheet.
January 1, 2019
An initial assessment is currently underway encompassing a review of existing leases, which will be followed by a review of relevant contracts. No quantitative determination has been made at this time. The Company is on track for implementation of this standard by the effective date.

4.    DEPRECIATION AND AMORTIZATION

	Three months ended September 30		Nine months ended September 30
(millions of dollars)	2017	2016	2017	2016
Depreciation of property, plant and equipment	162	149	467	444
Asset removal costs	22	21	66	68
Amortization of intangible assets	16	14	45	41
Amortization of regulatory assets	7	5	19	15
	207	189	597	568

5.    INCOME TAXES

Income taxes differ from the amount that would have been recorded using the combined Canadian federal and Ontario statutory income tax rate. The reconciliation between the statutory and the effective tax rates is provided as follows:

	Nine months ended September 30
(millions of dollars)	2017	2016

Income taxes at statutory rate	163	188

Increase (decrease) resulting from:
Net temporary differences recoverable in future rates charged to customers:
Capital cost allowance in excess of depreciation and amortization	(38)	(41)
Pension contributions in excess of pension expense	(11)	(13)
Overheads capitalized for accounting but deducted for tax purposes	(12)	(12)
Interest capitalized for accounting but deducted for tax purposes	(13)	(14)
Environmental expenditures	(6)	(5)
Prior years' adjustments	(4)	1
Other	(3)	1
Net temporary differences	(87)	(83)
Net permanent differences	3	2
Total income taxes	79	107

Effective income tax rate	12.9%	15.1%

6.    ACCOUNTS RECEIVABLE

(millions of dollars)	September 30, 2017	December 31, 2016
Accounts receivable – billed	288	427
Accounts receivable – unbilled	330	441
Accounts receivable, gross	618	868
Allowance for doubtful accounts	(31)	(35)
Accounts receivable, net	587	833

6

HYDRO ONE INC.
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited) (continued)
For the three and nine months ended September 30, 2017 and 2016

The following table shows the movements in the allowance for doubtful accounts for the nine months ended September 30, 2017 and the year ended December 31, 2016:

(millions of dollars)	Nine months ended September 30, 2017	Year ended December 31, 2016
Allowance for doubtful accounts – beginning	(35)	(61)
Write-offs	18	37
Additions to allowance for doubtful accounts	(14)	(11)
Allowance for doubtful accounts – ending	(31)	(35)

7.	OTHER CURRENT ASSETS

(millions of dollars)	September 30, 2017	December 31, 2016
Regulatory assets	58	37
Materials and supplies	19	19
Prepaid expenses and other assets	39	41
	116	97

8.    PROPERTY, PLANT AND EQUIPMENT

(millions of dollars)	September 30, 2017	December 31, 2016
Property, plant and equipment	28,137	27,523
Less: accumulated depreciation	(10,152)	(9,832)
	17,985	17,691
Construction in progress	1,509	1,223
Future use land, components and spares	165	154
	19,659	19,068

9.    REGULATORY ASSETS AND LIABILITIES

Deferred Income Tax Regulatory Asset

On September 28, 2017, the Ontario Energy Board (OEB) issued its Decision and Order on Hydro One Networks Inc.'s (Hydro One Networks) 2017 and 2018 transmission rates revenue requirements (Decision).

In its Decision, the OEB concluded that the net deferred tax asset resulting from transition from the payments in lieu of tax to the Ontario Electricity Financial Corporation (OEFC) Regime to the Federal Tax Regime should not accrue entirely to Hydro One's shareholders and that a portion should be shared with ratepayers. The OEB proposed a basis for sharing a portion of the tax savings resulting from the deferred tax asset with ratepayers by reducing the amount of cash taxes approved for recovery in Hydro One Networks' 2017-2018 transmission rates. On November 9, 2017, the OEB issued a Decision and Order that modified the portion of the tax savings that should be shared with ratepayers. This proposed methodology would result in an impairment of Hydro One Networks' transmission deferred income tax regulatory asset of up to approximately $515 million. If the OEB were to apply the same methodology for sharing in Hydro One Networks' 2018-2022 distribution rates, for which a decision is currently outstanding, it would result in an impairment of Hydro One Networks' distribution deferred income tax regulatory asset of up to approximately $370 million. In October 2017, the Company filed a Motion to Review and Vary the OEB's decision and filed an appeal with the Divisional Court of Ontario (Appeal). In both cases, the Company's position is that the OEB made errors of fact and law in its determination of allocation of the tax savings between the shareholders and ratepayers. The outcome of the Motion to Review and Vary as well as the Appeal are uncertain. If the decision is upheld, based on the facts known at this time, the exposure from the potential impairments would be a one-time decrease in net income of up to approximately $885 million.

7

HYDRO ONE INC.
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited) (continued)
For the three and nine months ended September 30, 2017 and 2016

10.    ACCOUNTS PAYABLE AND OTHER CURRENT LIABILITIES

(millions of dollars)	September 30, 2017	December 31, 2016
Accounts payable	154	177
Accrued liabilities	596	651
Accrued interest	131	105
Regulatory liabilities	58	—
	939	933

11.    OTHER LONG-TERM LIABILITIES

(millions of dollars)	September 30, 2017	December 31, 2016
Post-retirement and post-employment benefit liability	1,688	1,628
Pension benefit liability	899	900
Environmental liabilities (Note 15)	174	177
Due to related parties	34	26
Asset retirement obligations	9	9
Long-term accounts payable and other liabilities	32	25
	2,836	2,765

12.    DEBT AND CREDIT AGREEMENTS

Short-Term Notes and Credit Facilities

Hydro One meets its short-term liquidity requirements in part through the issuance of commercial paper under its Commercial Paper Program which has a maximum authorized amount of $1.5 billion. These short-term notes are denominated in Canadian dollars with varying maturities up to 365 days. The Commercial Paper Program is supported by Hydro One’s committed revolving credit facilities totalling $2.3 billion. In June 2017, the maturity date of Hydro One's $2.3 billion credit facilities was extended from June 2021 to June 2022.

Long-Term Debt

The following table presents long-term debt outstanding at September 30, 2017 and December 31, 2016:

(millions of dollars)	September 30, 2017	December 31, 2016
Hydro One long-term debt (a)	10,523	10,523
HOSSM long-term debt (b)	179	184
	10,702	10,707
Add: Net unamortized debt premiums	14	15
Add: Unrealized mark-to-market gain[1]	(9)	(2)
Less: Deferred debt issuance costs	(38)	(40)
Total long-term debt	10,669	10,680

Less: Long-term debt payable within one year	(602)	(602)
	10,067	10,078

[1]
The unrealized mark-to-market net gain relates to $50 million of the Series 33 notes due 2020 and the $500 million Series 37 notes due 2019. The unrealized mark-to-market net gain is offset by a $9 million (December 31, 2016 – $2 million) unrealized mark-to-market net loss on the related fixed-to-floating interest-rate swap agreements, which are accounted for as fair value hedges.

(a) Hydro One long-term debt

At September 30, 2017, long-term debt of $10,523 million (December 31, 2016 - $10,523 million) was outstanding under Hydro One’s MTN Program. The maximum authorized principal amount of notes issuable under the current MTN Program prospectus filed in December 2015 is $3.5 billion. At September 30, 2017, $1.2 billion remained available for issuance until January 2018. During the nine months ended September 30, 2017, no long-term debt was issued or repaid under the MTN Program (2016 - $1,350 million issued and $450 million repaid).

(b) Hydro One Sault Ste. Marie. (HOSSM) long-term debt

At September 30, 2017, long-term debt related to HOSSM was $179 million (December 31, 2016 - $184 million), with a face value of $147 million. During the nine months ended September 30, 2017, $1 million of HOSSM long-term debt was repaid.

8

HYDRO ONE INC.
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited) (continued)
For the three and nine months ended September 30, 2017 and 2016

Principal and Interest Payments

Principal repayments and related weighted average interest rates are summarized by the number of years to maturity in the following table:

	Long-term Debt Principal Repayments	Weighted Average Interest Rate
Years to Maturity	(millions of dollars)	(%)
1 year	602	5.2
2 years	981	2.6
3 years	1,153	2.3
4 years	503	1.9
5 years	603	3.2
	3,842	2.9
6 – 10 years	633	3.5
Over 10 years	6,195	5.2
	10,670	4.3

Interest payment obligations related to long-term debt are summarized by year in the following table:

Interest Payments
Year	(millions of dollars)
Remainder of 2017	141
2018	426
2019	402
2020	384
2021	370
1,723
2022-2026	1,703
2027+	4,405
7,831

13.    FAIR VALUE OF FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

Non-Derivative Financial Assets and Liabilities

At September 30, 2017 and December 31, 2016, the Company’s carrying amounts of cash and cash equivalents, accounts receivable, due from related parties, short-term notes payable, accounts payable, and due to related parties are representative of fair value due to the short-term nature of these instruments.

Fair Value Measurements of Long-Term Debt

The fair values and carrying values of the Company’s long-term debt at September 30, 2017 and December 31, 2016 are as follows:

	September 30, 2017		December 31, 2016
(millions of dollars)	Carrying Value	Fair Value	Carrying Value	Fair Value
$50 million of MTN Series 33 notes	49	49	50	50
$500 million MTN Series 37 notes	492	492	498	498
Other notes and debentures	10,128	11,328	10,132	11,462
Long-term debt, including current portion	10,669	11,869	10,680	12,010

Fair Value Measurements of Derivative Instruments

At September 30, 2017, Hydro One had interest-rate swaps in the amount of $550 million (December 31, 2016 – $550 million) that were used to convert fixed-rate debt to floating-rate debt. These swaps are classified as fair value hedges. Hydro One’s fair value hedge exposure was approximately 5% (December 31, 2016 – 5%) of its total long-term debt. At September 30, 2017, Hydro One had the following interest-rate swaps designated as fair value hedges:

•	a $50 million fixed-to-floating interest-rate swap agreement to convert $50 million of the $350 million MTN Series 33 notes maturing April 30, 2020 into three-month variable rate debt; and

•	two $125 million and one $250 million fixed-to-floating interest-rate swap agreements to convert the $500 million MTN Series 37 notes maturing November 18, 2019 into three-month variable rate debt.

At September 30, 2017 and December 31, 2016, the Company had no interest-rate swaps classified as undesignated contracts.

9

HYDRO ONE INC.
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited) (continued)
For the three and nine months ended September 30, 2017 and 2016

Fair Value Hierarchy

The fair value hierarchy of financial assets and liabilities at September 30, 2017 and December 31, 2016 is as follows:

September 30, 2017	(millions of dollars)	Carrying Value	Fair Value	Level 1	Level 2	Level 3
Assets:
Cash and cash equivalents		90	90	90	—	—
		90	90	90	—	—

Liabilities:
Short-term notes payable		894	894	894	—	—
Long-term debt, including current portion		10,669	11,869	—	11,869	—
Derivative instruments
Fair value hedges – interest-rate swaps		9	9	9	—	—
		11,572	12,772	903	11,869	—

December 31, 2016	(millions of dollars)	Carrying Value	Fair Value	Level 1	Level 2	Level 3
Assets:
Cash and cash equivalents		48	48	48	—	—
		48	48	48	—	—

Liabilities:
Short-term notes payable		469	469	469	—	—
Long-term debt, including current portion		10,680	12,010	—	12,010	—
Derivative instruments
Fair value hedges – interest-rate swaps		2	2	2	—	—
		11,151	12,481	471	12,010	—

Cash and cash equivalents include cash and short-term investments. The carrying values are representative of fair value because of the short-term nature of these instruments.

The fair value of the hedged portion of the long-term debt is primarily based on the present value of future cash flows using a swap yield curve to determine the assumption for interest rates. The fair value of the unhedged portion of the long-term debt is based on unadjusted period-end market prices for the same or similar debt of the same remaining maturities.

There were no transfers between any of the fair value levels during the nine months ended September 30, 2017 or 2016.

Risk Management

Exposure to market risk, credit risk and liquidity risk arises in the normal course of the Company’s business.

Market Risk

Market risk refers primarily to the risk of loss which results from changes in costs, foreign exchange rates and interest rates. The Company is exposed to fluctuations in interest rates, as its regulated return on equity is derived using a formulaic approach that takes anticipated interest rates into account. The Company is not currently exposed to material commodity price risk or material foreign exchange risk.

The Company uses a combination of fixed and variable-rate debt to manage the mix of its debt portfolio. The Company also uses derivative financial instruments to manage interest-rate risk. The Company utilizes interest-rate swaps, which are typically designated as fair value hedges, as a means to manage its interest rate exposure to achieve a lower cost of debt. The Company may also utilize interest-rate derivative instruments to lock in interest-rate levels in anticipation of future financing.

A hypothetical 100 basis points increase in interest rates associated with variable-rate debt would not have resulted in a significant decrease in Hydro One’s net income for the three and nine months ended September 30, 2017 and 2016.

For derivative instruments that are designated and qualify as fair value hedges, the gain or loss on the derivative instrument as well as the offsetting loss or gain on the hedged item attributable to the hedged risk are recognized in the Consolidated Statements of Operations and Comprehensive Income. The net unrealized loss (gain) on the hedged debt and the related interest-rate swaps for the three and nine months ended September 30, 2017 and 2016 was not material.

10

HYDRO ONE INC.
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited) (continued)
For the three and nine months ended September 30, 2017 and 2016

Credit Risk

Financial assets create a risk that a counterparty will fail to discharge an obligation, causing a financial loss. At September 30, 2017 and December 31, 2016, there were no significant concentrations of credit risk with respect to any class of financial assets. The Company’s revenue is earned from a broad base of customers. As a result, Hydro One did not earn a material amount of revenue from any single customer. At September 30, 2017 and December 31, 2016, there was no material accounts receivable balance due from any single customer.

At September 30, 2017, the Company’s provision for bad debts was $31 million (December 31, 2016 – $35 million). Adjustments and write-offs are determined on the basis of a review of overdue accounts, taking into consideration historical experience. At September 30, 2017, approximately 6% (December 31, 2016 – 6%) of the Company’s net accounts receivable were outstanding for more than 60 days.

Hydro One manages its counterparty credit risk through various techniques including: entering into transactions with highly rated counterparties; limiting total exposure levels with individual counterparties; entering into master agreements which enable net settlement and the contractual right of offset; and monitoring the financial condition of counterparties. The Company monitors current credit exposure to counterparties both on an individual and an aggregate basis. The Company’s credit risk for accounts receivable is limited to the carrying amounts on the Consolidated Balance Sheets.

Derivative financial instruments result in exposure to credit risk since there is a risk of counterparty default. The credit exposure of derivative contracts, before collateral, is represented by the fair value of contracts at the reporting date. At September 30, 2017 and December 31, 2016, the counterparty credit risk exposure on the fair value of these interest-rate swap contracts was not material. At September 30, 2017, Hydro One’s credit exposure for all derivative instruments, and applicable payables and receivables, had a credit rating of investment grade, with four financial institutions as the counterparties.

Liquidity Risk

Liquidity risk refers to the Company’s ability to meet its financial obligations as they come due. Hydro One meets its short-term liquidity requirements using cash and cash equivalents on hand, funds from operations, the issuance of commercial paper, and the revolving standby credit facilities. The short-term liquidity under the Commercial Paper Program, revolving standby credit facilities, and anticipated levels of funds from operations are expected to be sufficient to fund normal operating requirements.

14.    PENSION AND POST-RETIREMENT AND POST-EMPLOYMENT BENEFITS

Defined Benefit Pension Plan, Supplementary Pension Plan, and Post-Retirement and Post-Employment Plans

Estimated annual defined benefit pension plan contributions for 2017, 2018 and 2019 are approximately $88 million, $71 million, and $71 million, respectively, based on an actuarial valuation as at December 31, 2016 and projected levels of pensionable earnings. Employer contributions made during the nine months ended September 30, 2017 were $67 million (2016 – $83 million).

The following tables provide the components of the net periodic benefit costs for the three and nine months ended September 30, 2017 and 2016:

		Pension Benefits		Post-Retirement and Post-Employment Benefits
Three months ended September 30	(millions of dollars)	2017	2016	2017	2016
Current service cost		36	36	11	10
Interest cost		76	77	17	17
Expected return on plan assets, net of expenses[1]		(110)	(109)	—	—
Actuarial loss amortization		20	24	2	2
Net periodic benefit costs		22	28	30	29

Charged to results of operations[2]		10	13	14	13

11

HYDRO ONE INC.
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited) (continued)
For the three and nine months ended September 30, 2017 and 2016

		Pension Benefits		Post-Retirement and Post-Employment Benefits
Nine months ended September 30	(millions of dollars)	2017	2016	2017	2016
Current service cost		109	108	35	31
Interest cost		228	231	50	50
Expected return on plan assets, net of expenses[1]		(331)	(326)	—	—
Actuarial loss amortization		60	72	6	6
Net periodic benefit costs		66	85	91	87

Charged to results of operations[2]		30	38	40	37
1    The expected long-term rate of return on pension plan assets for the year ending December 31, 2017 is 6.5% (2016 – 6.5%).

[2]
The Company accounts for pension costs consistent with their inclusion in OEB-approved rates. During the three and nine months ended September 30, 2017, pension costs of $22 million (2016 – $29 million) and $67 million (2016 – $86 million), respectively, were attributed to labour, of which $10 million (2016 – $13 million) and 30 million (2016 – $38 million), respectively, were charged to operations, and $12 million (2016 – $16 million) and $37 million (2016 – $48 million) respectively, were capitalized as part of the cost of property, plant and equipment and intangible assets.

15.    ENVIRONMENTAL LIABILITIES

The following table shows the movements in environmental liabilities for the nine months ended September 30, 2017 and the year ended December 31, 2016:

(millions of dollars)	Nine months ended September 30, 2017	Year ended December 31, 2016
Environmental liabilities – beginning	204	207
Interest accretion	6	8
Expenditures	(19)	(20)
Revaluation adjustment	11	9
Environmental liabilities – ending	202	204
Less: current portion	(28)	(27)
	174	177

The following table shows the reconciliation between the undiscounted basis of the environmental liabilities and the amount recognized on the Consolidated Balance Sheets after factoring in the discount rate:

(millions of dollars)	September 30, 2017	December 31, 2016
Undiscounted environmental liabilities	214	224
Less: discounting environmental liabilities to present value	(12)	(20)
Discounted environmental liabilities	202	204

Future expenditures have been discounted using rates ranging from approximately 2.0% to 6.3%, depending on the appropriate rate for the period when expenditures are expected to be incurred. At September 30, 2017, the estimated undiscounted future environmental expenditures were as follows:

(millions of dollars)
2017 [1]	8
2018	25
2019	25
2020	30
2021	37
Thereafter	89
214
1    The amounts disclosed represent amounts for the period from October 1, 2017 to December 31, 2017.

12

HYDRO ONE INC.
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited) (continued)
For the three and nine months ended September 30, 2017 and 2016

16.    SHARE CAPITAL

Common Shares

The Company is authorized to issue an unlimited number of common shares. At September 30, 2017 and December 31, 2016, the Company had 142,239 common shares issued and outstanding.

During the three and nine months ended September 30, 2017, the Company returned stated capital of $129 million (2016 – $129 million) and $405 million (2016 – $480 million), respectively.

Preferred Shares

The Company is authorized to issue an unlimited number of preferred shares, issuable in series. At September 30, 2017 and December 31, 2016, Hydro One had no issued and outstanding preferred shares.

17.    DIVIDENDS

During the three and nine months ended September 30, 2017, common share dividends in the amount of $5 million (2016 – $nil) and $11 million (2016 – $2 million), respectively, were declared and paid.

18.    EARNINGS PER COMMON SHARE

Basic and diluted earnings per common share (EPS) is calculated by dividing net income attributable to common shareholder of Hydro One by the weighted average number of common shares outstanding. The weighted average number of shares outstanding during the three and nine months ended September 30, 2017 was 142,239 (2016 - 142,239). There were no dilutive securities during the three and nine months ended September 30, 2017 and 2016.

19.    STOCK-BASED COMPENSATION

Share Grant Plans

A summary of share grant activity under the Share Grant Plans during the three and nine months ended September 30, 2017 and 2016 is presented below:

	Three months ended September 30		Nine months ended September 30
(number of share grants)	2017	2016	2017	2016
Share grants outstanding - beginning	4,870,412	5,319,370	5,239,678	5,319,370
Vested[1]	—	—	(369,266)	—
Share grants outstanding - ending	4,870,412	5,319,370	4,870,412	5,319,370

[1]	On April 1, 2017, Hydro One Limited issued from treasury 371,611 common shares to eligible employees in accordance with provisions of the Power Workers’ Union Share Grant Plan.

Directors' Deferred Share Units (DSU) Plan

During the three and nine months ended September 30, 2017 and 2016, the Company granted awards under its Directors' DSU Plan, as follows:

	Three months ended September 30		Nine months ended September 30
(number of DSUs)	2017	2016	2017	2016
DSUs outstanding – beginning	141,553	59,205	99,083	20,525
DSUs granted	22,504	18,922	64,974	57,602
DSUs outstanding – ending	164,057	78,127	164,057	78,127

At September 30, 2017, a liability of $4 million (December 31, 2016 – $2 million) related to outstanding DSUs has been recorded at the closing price of Hydro One Limited's common shares of $22.72 and is included in long-term accounts payable and other liabilities on the Consolidated Balance Sheets.

13

HYDRO ONE INC.
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited) (continued)
For the three and nine months ended September 30, 2017 and 2016

Management DSU Plan

Under the Company’s Management DSU Plan, eligible executive employees can elect to receive a specified proportion of their annual short-term incentive in a notional account of DSUs in lieu of cash. Each DSU represents a unit with an underlying value equivalent to the value of one common share of Hydro One Limited and is entitled to accrue common share dividend equivalents in the form of additional DSUs at the time dividends are paid, subsequent to declaration by Hydro One’s Board of Directors.

During the three and nine months ended September 30, 2017 and 2016, the Company granted awards under its Management DSU Plan, as follows:

	Three months ended September 30		Nine months ended September 30
(number of DSUs)	2017	2016	2017	2016
DSUs outstanding – beginning	63,593	—	—	—
DSUs granted	618	—	64,211	—
DSUs outstanding – ending	64,211	—	64,211	—

At September 30, 2017, a liability of $2 million (December 31, 2016 – $nil) related to outstanding DSUs has been recorded at the closing price of Hydro One Limited's common shares of $22.72 and is included in long-term accounts payable and other liabilities on the Consolidated Balance Sheets.

Long-term Incentive Plan

During the three and nine months ended September 30, 2017 and 2016, Hydro One Limited granted awards under its Long-term Incentive Plan (LTIP), consisting of Performance Stock Units (PSUs) and Restricted Stock Units (RSUs), all of which are equity settled in Hydro One Limited shares, as follows:

		PSUs		RSUs
Three months ended September 30	(number of units)	2017	2016	2017	2016
Units outstanding - beginning		438,235	122,410	404,355	147,410
Units granted		35,790	103,270	21,040	101,820
Units vested		(609)	—	(609)	—
Units forfeited		(9,036)	(1,730)	(7,676)	(1,730)
Units outstanding - ending		464,380	223,950	417,110	247,500

		PSUs		RSUs
Nine months ended September 30	(number of units)	2017	2016	2017	2016
Units outstanding - beginning		228,890	—	252,440	—
Units granted		300,090	225,680	236,410	249,230
Units vested		(609)	—	(14,079)	—
Units forfeited		(63,991)	(1,730)	(57,661)	(1,730)
Units outstanding - ending		464,380	223,950	417,110	247,500

The grant date total fair value of the awards granted during the three and nine months ended September 30, 2017 was $1 million and $13 million (2016 – $5 million and $12 million), respectively. The compensation expense recognized by the Company relating to LTIP awards during the three and nine months ended September 30, 2017 was $2 million and $5 million (2016 – $1 million and $1 million), respectively.

14

HYDRO ONE INC.
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited) (continued)
For the three and nine months ended September 30, 2017 and 2016

20.    RELATED PARTY TRANSACTIONS

Hydro One is owned by Hydro One Limited. The Province is a shareholder of Hydro One Limited with approximately 49.9% ownership at September 30, 2017. The Independent Electricity System Operator (IESO), Ontario Power Generation Inc. (OPG), OEFC, the OEB, and Hydro One Telecom Inc. (Hydro One Telecom) are related parties to Hydro One because they are controlled or significantly influenced by the Province or by Hydro One Limited. Hydro One Brampton was a related party until February 28, 2017, when it was acquired from the Province by Alectra Inc., and subsequent to the acquisition by Alectra Inc., is no longer a related party to Hydro One.

(millions of dollars)		Three months ended September 30		Nine months ended September 30
Related Party	Transaction	2017	2016	2017	2016
IESO	Power purchased	276	460	1,169	1,505
	Revenues for transmission services	390	434	1,124	1,185
	Amounts related to electricity rebates	181	—	321	—
	Distribution revenues related to rural rate protection	61	31	185	94
	Distribution revenues related to the supply of electricity to remote northern communities	8	8	24	24
	Funding received related to Conservation and Demand Management programs	18	15	44	39

OPG	Power purchased	2	1	7	4
	Revenues related to provision of construction and equipment maintenance services	—	2	1	3
	Costs expensed related to the purchase of services	—	—	1	1

OEFC	Power purchased from power contracts administered by the OEFC	—	—	1	1

OEB	OEB fees	2	2	6	9

Hydro One Brampton	Cost recovery from management, administrative and smart meter network services	—	—	—	2

Hydro One Limited	Return of stated capital	129	129	405	480
	Dividends paid	5	—	11	2
	Stock-based compensation costs	6	7	18	18

Hydro One Telecom	Service received - costs expensed	6	6	18	19
	Service received - costs capitalized	—	3	—	9
	Revenues for services provided	1	—	2	—

Sales to and purchases from related parties are based on the requirements of the OEB’s Affiliate Relationships Code. Outstanding balances at period end are interest free and settled in cash.

21.    CONSOLIDATED STATEMENTS OF CASH FLOWS

The changes in non-cash balances related to operations consist of the following:

	Three months ended September 30		Nine months ended September 30
(millions of dollars)	2017	2016	2017	2016
Accounts receivable	49	(15)	239	—
Due from related parties	(81)	(10)	(223)	(42)
Materials and supplies	—	2	—	3
Prepaid expenses and other assets	8	16	2	(14)
Accounts payable	(12)	(7)	(9)	14
Accrued liabilities	(16)	(6)	(55)	19
Due to related parties	23	90	(85)	(27)
Accrued interest	28	19	26	24
Long-term accounts payable and other liabilities	(1)	(2)	—	2
Post-retirement and post-employment benefit liability	21	17	60	52
	19	104	(45)	31

15

HYDRO ONE INC.
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited) (continued)
For the three and nine months ended September 30, 2017 and 2016

Capital Expenditures

The following table reconciles investments in property, plant and equipment and the amounts presented in the Consolidated Statements of Cash Flows after accounting for capitalized depreciation and the net change in related accruals:

	Three months ended September 30		Nine months ended September 30
(millions of dollars)	2017	2016	2017	2016
Capital investments in property, plant and equipment	(357)	(405)	(1,079)	(1,171)
Capitalized depreciation and net change in accruals included in capital investments in property, plant and equipment	1	8	16	19
Cash outflow for capital expenditures – property, plant and equipment	(356)	(397)	(1,063)	(1,152)

The following table reconciles investments in intangible assets and the amounts presented in the Consolidated Statements of Cash Flows after accounting for the net change in related accruals:

	Three months ended September 30		Nine months ended September 30
(millions of dollars)	2017	2016	2017	2016
Capital investments in intangible assets	(21)	(17)	(49)	(45)
Net change in accruals included in capital investments in intangible assets	(3)	2	(8)	2
Cash outflow for capital expenditures – intangible assets	(24)	(15)	(57)	(43)

Supplementary Information

	Three months ended September 30		Nine months ended September 30
(millions of dollars)	2017	2016	2017	2016
Net interest paid	89	89	308	291
Income taxes paid	3	10	10	23

22.    CONTINGENCIES

Hydro One is involved in various lawsuits, claims and regulatory proceedings in the normal course of business. In the opinion of management, the outcome of such matters will not have a material adverse effect on the Company’s consolidated financial position, results of operations or cash flows.

23.    COMMITMENTS

The following table presents a summary of Hydro One’s commitments under leases, outsourcing and other agreements due in the next 5 years and thereafter.

September 30, 2017	(millions of dollars)	Year 1	Year 2	Year 3	Year 4	Year 5	Thereafter
Outsourcing agreements		118	93	25	2	7	2
Long-term software/meter agreement		17	17	17	6	1	3
Operating lease commitments		10	7	9	3	2	2

The following table presents a summary of Hydro One’s other commercial commitments by year of expiry in the next 5 years and thereafter.

September 30, 2017	(millions of dollars)	Year 1	Year 2	Year 3	Year 4	Year 5	Thereafter
Credit facilities		—	—	—	—	2,300	—
Letters of credit[1]		165	—	—	—	—	—
Guarantees[2]		325	—	—	—	—	—

[1]
Letters of credit consist of a $150 million letter of credit related to retirement compensation arrangements, an $8 million letter of credit provided to the IESO for prudential support, $6 million in letters of credit to satisfy debt service reserve requirements, and $1 million in letters of credit for various operating purposes.

[2]	Guarantees consist of prudential support provided to the IESO by Hydro One Inc. on behalf of its subsidiaries.

16

HYDRO ONE INC.
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited) (continued)
For the three and nine months ended September 30, 2017 and 2016

24.    SEGMENTED REPORTING

Hydro One has three reportable segments:

•
The Transmission Segment, which comprises the transmission of high voltage electricity across the province, interconnecting more than 70 local distribution companies and certain large directly connected industrial customers throughout the Ontario electricity grid;

•	The Distribution Segment, which comprises the delivery of electricity to end customers and certain other municipal electricity distributors; and

•	Other Segment, which includes certain corporate activities.

The designation of segments has been based on a combination of regulatory status and the nature of the services provided. Operating segments of the Company are determined based on information used by the chief operating decision maker in deciding how to allocate resources and evaluate the performance of each of the segments. The Company evaluates segment performance based on income before financing charges and income taxes from continuing operations (excluding certain allocated corporate governance costs).

Three months ended September 30, 2017	(millions of dollars)	Transmission	Distribution	Other	Consolidated
Revenues		471	1,040	—	1,511
Purchased power		—	675	—	675
Operation, maintenance and administration		98	151	3	252
Depreciation and amortization		105	102	—	207
Income (loss) before financing charges and income taxes		268	112	(3)	377

Capital investments		240	138	—	378

Three months ended September 30, 2016	(millions of dollars)	Transmission	Distribution	Other	Consolidated
Revenues		444	1,249	—	1,693
Purchased power		—	870	—	870
Operation, maintenance and administration		97	162	(1)	258
Depreciation and amortization		96	93	—	189
Income before financing charges and income taxes		251	124	1	376

Capital investments		241	181	—	422

Nine months ended September 30, 2017	(millions of dollars)	Transmission	Distribution	Other	Consolidated
Revenues		1,201	3,317	—	4,518
Purchased power		—	2,213	—	2,213
Operation, maintenance and administration		307	452	25	784
Depreciation and amortization		309	288	—	597
Income (loss) before financing charges and income taxes		585	364	(25)	924

Capital investments		701	427	—	1,128

Nine months ended September 30, 2016	(millions of dollars)	Transmission	Distribution	Other	Consolidated
Revenues		1,211	3,687	—	4,898
Purchased power		—	2,569	—	2,569
Operation, maintenance and administration		295	451	14	760
Depreciation and amortization		285	283	—	568
Income (loss) before financing charges and income taxes		631	384	(14)	1,001

Capital investments		714	502	—	1,216

17

HYDRO ONE INC.
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited) (continued)
For the three and nine months ended September 30, 2017 and 2016

Total Assets by Segment:

(millions of dollars)	September 30, 2017	December 31, 2016
Transmission	13,520	13,083
Distribution	9,338	9,393
Other	2,899	2,834
Total assets	25,757	25,310

All revenues, costs and assets, as the case may be, are earned, incurred or held in Canada.

25.    SUBSEQUENT EVENTS

Dividends and Return of Stated Capital

On November 9, 2017, common share dividends in the amount of $5 million were declared, and a return of stated capital in the amount of $129 million was approved.

Repayment of Long-term Debt

On October 18, 2017, Hydro One repaid $600 million of maturing long-term debt notes (MTN Series 13 notes) under its MTN Program.

Issuance of Promissory Note

On October 17, 2017, Hydro One issued a $486 million promissory note payable on demand to 2587264 Ontario Inc., a subsidiary of Hydro One Limited, with a floating interest rate referenced to the 3-month Canadian dollar bankers’ acceptance rate.

18